UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

With a copy to:

Joon Kim

Lee & Ko

Hanjin Building 63 Namdaemun-ro, Jung-gu

Seoul, KOREA

+82-2-772-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 1,610,999(1)
shares
Beneficially	8. Shared Voting Power: 0
owned
By each	9. Sole Dispositive Power: 1,610,999(1)
reporting
Person with:	10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.06% (2)

14.	Type of Reporting Person (See Instructions):
CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	This percentage is calculated based on 10,695,428 shares of common stock outstanding as of November 19, 2019, as reported on the Issuer’s Definitive Proxy Statement filed with the SEC on December 2, 2019.

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Biolabs, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 0
shares
Beneficially	8. Shared Voting Power: 1,610,999(1)
owned
By each	9. Sole Dispositive Power: 0
reporting
Person with:	10. Shared Dispositive Power: 1,610,999(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.06% (2)

14.	Type of Reporting Person (See Instructions):
CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	This percentage is calculated based on 10,695,428 shares of common stock outstanding as of November 19, 2019, as reported on the Issuer’s Definitive Proxy Statement filed with the SEC on December 2, 2019.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On January 14, 2020, Alpha Holdings submitted a binding term sheet (the “Proposal”) to the board of directors of the Issuer with a proposal to: (i) commence an all cash tender offer to purchase 35% of the outstanding common stock of the Issuer at a purchase price of $2.50 per share (the “Tender Offer”) and (ii) purchasing newly issued common stock of the Company for an aggregate purchase price of $30.0 million (the “Stock Purchase” and together with the Tender Offer the “Proposed Transactions”). Alpha will not consummate the Proposed Transactions unless Alpha Holdings, upon the completion of the Tender Offer, will own at least 50.1% of the Issuer’s common stock then outstanding (on a fully diluted basis). The Proposed Transactions are subject to a number of conditions, including but not limited to: (i) termination of the two Stock Purchase Agreements, dated October 10, 2019, between the Issuer and China Grand Pharmaceuticals and Healthcare Holdings (“CGP”) and the Issuer and Sirtex Medical US Holdings, Inc. (“Sirtex”); (ii) termination of the License Agreement, dated October 10, 2019 between the Issuer and CGP; (iii) termination of the Services Agreement, dated October 10, 2019 between the Issuer and Sirtex; and (iv) the resignation of Dan O’Connor, Avtar Dhillon and Punit Dhillon from all positions held at the Issuer.

The Proposed Transactions are subject to the execution of definitive agreements in connection with the Proposed Transactions and will be subject to the terms and conditions provided therein. Accordingly, it is possible that the Proposed Transactions may not occur on the terms and conditions described herein or at all.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.1 hereto and which is incorporated herein by reference in its entirety. Alpha Holdings reserves the right to acquire, or cause to be acquired, additional securities of the issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Alpha, market conditions or other factors.

The proposed Tender Offer for the outstanding common stock has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell the Issuer’s common stock. The solicitation and the offer to purchase the common stock will only be made pursuant to an offer to purchase and related materials filed with the Securities and Exchange Commission (the “SEC”). At the time a tender offer is commenced, Alpha Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. THE ISSUER’S STOCKHOLDERS ARE ADVISED TO READ ANY SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND ANY SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Exhibit

99.1	Binding Term Sheet delivered by Alpha Holdings, Inc. to the board of directors of OncoSec Medical Incorporated, dated January 14, 2020.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2020

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer

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